

February 27, 2015

Via E-mail
Mr. Chris A. Choate
Executive Vice President and Chief Financial Officer
General Motors Financial Company, Inc.
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re: General Motors Financial Company, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 4, 2015**
> **File No. 001-10667**

Dear Mr. Choate:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Item 1. Business

Consumer Finance – Origination Data, page 3

1. We note your disclosure on page 2 surrounding your North American consumer automobile finance programs recent entry into prime lending offered through GM's franchised dealers and your anticipation that prime lending and leasing will become an increasing percentage of your originations and consumer loan balance over time. In order to enhance a reader's understanding in this area, in future filings, please revise your table of origination data on page 3 to separately disclose the amount of prime and sub-prime originations for each period presented. Please include a draft of your proposed disclosures that clearly identifies the new or revised disclosures.

Commercial Finance – Underwriting, page 5

2. Please tell us, in detail, how and why a dealer's outstanding balance can exceed the availability on any given line of credit.

Critical Accounting Estimates

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Post-Acquisition Finance Receivables and Allowance for Loan Losses, page 18

3. We note your disclosure on page 28 that your customer base in North America is predominantly sub-prime and your disclosure on page 2 that you recently added prime lending offered through GM-franchised dealers. We further note your disclosure that you are currently seeking to expand your prime lending and leasing programs through GM's franchised dealers and anticipate that prime lending and leasing will become an increasing percentage of your originations and consumer loan portfolio balance over time. Please revise your disclosure in future filings to clarify how you consider the different credit risk characteristics of prime versus sub-prime customers in determining your pools of consumer finance receivables with common risk characteristics in your allowance for loan loss methodology. Please include a draft of your proposed disclosures that clearly identifies the new or revised disclosures.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 42

4. We note your disclosure on page 43 that, in 2014, you began presenting the cash flows related to your commercial finance receivables, which primarily consist of floorplan financing to dealers, as "net funding of commercial finance receivables" and that certain prior period amounts have been reclassified to conform to this presentation. Please refer to ASC 230-10-45-7 through ASC 230-10-45-9 and tell us why you believe "net" presentation of cash flows from these commercial finance receivables is consistent with this guidance. In addition, please tell us the gross amounts that are included in this line item as well as what consideration was given to disclosing the gross amounts in your footnotes to the financial statements.

5. We note your disclosure that in 2014 you began reporting the cash flows related to your revolving debt agreements as "net change in debt (original maturities less than three months)" and that the revolving period of these agreements ranges from 6 to 18 months. ASC 230-10-45-9 permits net reporting of cash receipts and payments in the Statement of Cash Flows provided that the original maturity of the debt is three months or less. Please provide us with a detailed explanation of the applicable borrowing arrangement(s)

specifically including a discussion of the contractual maturities of amounts borrowed and repayment terms. Please also tell us why you believe "net" presentation of cash flows from these debt agreements is consistent with the guidance in ASC 230-10-45-9 as well as what consideration was given to disclosing the gross amounts in your footnotes to the financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen at (202) 551-3697 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant